UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of May 2007

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                                17 May 2007

                                BioProgress plc

                        ('BioProgress' or the 'Company')

             Rocgel(TM) Acquisition and Out-licensing of two Products

London, UK, 17 May 2007: BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the
specialty pharma and healthcare company, today announces the acquisition, subject to completion on 18 May 2007, of Rocgel(TM), an antacid used in the treatment of pain associated with gastro-intestinal conditions. The product, which is being acquired for €7.85 million, will add to the portfolio of the
Company's sales and marketing division in France, Dexo S.A.

Rocgel(TM) is a growth brand and will be distributed by the Company in France and in French-speaking African countries. The product is currently prescription-only but has the potential, and registration approvals, for sales into the over-the-counter healthcare market. The Rocgel(TM) brand has high recognition in
French-speaking markets, making it suitable for line extensions through the
Company's suite of enabling drug delivery technologies, in particular Solupol(TM).

€4.35 million of the acquisition price of €7.85 million will be paid on completion by the issue of 5,370,629 ordinary shares of £0.01 each to Tonipharm, the vendors of Rocgel(TM). Application will be made for these new ordinary shares to be admitted to trading on the AIM market of the London Stock Exchange. It is expected that dealings will commence on 24 May 2007.  The remaining €3.5 million of the acquisition price will be paid on the transfer of the marketing authorisation from Tonipharm to BioProgress and will be satisfied by either the issue of ordinary shares or cash.

Product out-licensing

As the result of a regular review of our product portfolio to ensure that the
Company's resource is focussed on growth opportunities, the Company has out-licensed two low-growth brands in the Dexo S.A. portfolio, Dimegan(TM) and
Mucipulgite(TM). These brands were unlikely to benefit from enhancement via the
Company's drug delivery technologies, one of the key elements in the Company's growth strategy.

Richard Trevillion, Chief Executive Officer, BioProgress, said:

"We are delighted by the addition of Rocgel(TM) to our portfolio of products in
Dexo S.A. Rocgel(TM) is a highly recognised brand which brings the potential  of both line extensions using our drug delivery technologies and of launching the brand in the over-the-counter market.

"The Company expects to announce further accretive organic product acquisitions during the course of 2007 as we execute our strategy of marketing high-growth, differentiated and XGEL(TM)-enhanced products in both the prescription-only and
OTC markets."

For further information:

BioProgress Plc                                            + 44 (0) 20 7098 9881
Richard Trevillion, CEO

Steve Martin, CDO

Hiral Patel, CFO

Buchanan Communications                                    + 44 (0) 20 7466 5000
Rebecca Skye Dietrich
Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(TM) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: May 17, 2007